Exhibit 16.1

April 22, 2015
Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:
We were previously principal accountants for Globus Medical, Inc. and, under the date of February 26, 2015, we reported on the consolidated financial statements of Globus Medical, Inc. and subsidiaries as of and for the years ended December 31, 2014 and 2013, and the effectiveness of internal control over financial reporting as of December 31, 2014. On April 16, 2015, we orally notified Globus Medical, Inc. that upon the completion of KPMG’s review of the Company’s consolidated financial statements for the quarterly reporting period ended March 31, 2015 and the filing of the related Quarterly Report on Form 10-Q, we decline to stand for reelection as the independent registered public accounting firm. We have read Globus Medical Inc.’s statements included under Item 4.01 of its Form 8-K dated April 22, 2015, and we agree with such statements.

Very truly yours,
/s/ KPMG LLP